UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☑	Annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required, effective October 7, 1996)

For the fiscal year ended December 31, 2003

Or

☐	Transition report pursuant to Section 15(d) of the Securities Exchange Act of 1934 (No fee required)

For the transition period from                      to

Commission file number 000-32041

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Citizens First Savings Bank 401(k) Plan

B. Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

Citizens First Bancorp, Inc.
525 Water Street
Port Huron, Michigan 48060

Required Information

The Citizens First Savings Bank 401(k) Plan (the “Plan”) is subject to the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). Accordingly, in lieu of the requirements of Items 1-3 of this section, the Plan is filing financial statements and supplemental schedules prepared in accordance with the financial reporting requirements of ERISA. The following financial statements and supplemental schedules, attached hereto, are filed as part of the Annual Report:

INDEPENDENT AUDITORS REPORT

To the Plan Administrator of the
Citizens First Savings Bank
401(k) Plan
Port Huron, Michigan

We have audited the accompanying statements of net assets available for Plan benefits of the Citizens First Savings Bank 401(k) Plan (the “Plan) as of December 31, 2003 and 2002 and the related statement of changes in net assets available for Plan benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. The statements of net assets available for Plan benefits of the Citizens First Savings Bank 401(k) Plan as of December 31, 2002 and the related statement of changes in net assets available for Plan benefits were audited by other auditors whose report dated September 24, 2003, expressed an unqualified opinion on those statements.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board of the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects the net assets available for Plan benefits of Citizens First Savings Bank 401(k) Plan as of December 31, 2003 and 2002 and the changes in net assets available for Plan benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule of assets held for investment purposes is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Austin, Niester, Beauchamp & Finnegan, PC
Certified Public Accountants

Port Huron, Michigan
June 15, 2004

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE
FOR PLAN BENEFITS

December 31, 2003 and 2002

	2003	2002
ASSETS
Cash	$52,373	$35,326
Participant-directed investments — At fair value:
Mutual funds	1,715,719	1,039,020
Employer common stock	2,363,197	2,045,432
Participant loans	71,298	47,406

Total participant-directed investments	4,150,214	3,131,858

NET ASSETS AVAILABLE FOR PLAN BENEFITS	$4,202,587	$3,167,184

See Notes To Financial Statements.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

STATEMENTS OF CHANGES IN NET ASSETS
AVAILABLE FOR PLAN BENEFITS

For the Years Ended December 31, 2003 and 2002

	2003	2002
ADDITIONS TO NET ASSETS
Investment income (loss):
Net realized and unrealized gain (loss) from investments in:
Mutual funds	$225,017	$(72,208)
Employer common stock	173,504	423,585
Interest and Dividends	65,727	34,116

TOTAL INVESTMENT INCOME	464,248	385,493
Contributions:
Participants	423,784	405,213
Employer	254,436	102,765
Rollover and other	26,622	80,178

TOTAL CONTRIBUTIONS	704,842	588,156

TOTAL ADDITIONS	1,169,090	973,649
DEDUCTIONS
Deductions from Net assets attributed to:
Benefits paid to participants	133,687	57,331

Net Increase in Net Assets Available for Plan Benefits	1,035,403	916,318
NET ASSETS AVAILABLE FOR PLAN BENEFITS BEGINNING OF YEAR	3,167,184	2,250,866

END OF YEAR	$4,202,587	$3,167,184

See Notes to Financial Statements.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

Note A—Description of Plan

The Citizens First Savings Bank 401(k) Plan (the “Plan”) is a defined contribution plan for eligible employees of Citizens First Savings Bank (the “Employer”). The Plan is subject to the provisions of the Employer Retirement Income Security Act of 1974 (ERISA). The following brief description of the Plan provides general information only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

Participation and Vesting — All employees are eligible to participate in the Plan once they have attained the age of 18. Participant contributions are always fully vested and nonforfeitable. Annually, the Employer will make an Employer-matching contribution. Each participant who has worked more than 500 hours during the calendar year or is employed on the last day of the Plan year shall be entitled to a portion of the Employer contributions. In addition, participants who have retired or died during the Plan year will be entitled to a share of the Employer contributions. The Employer’s contributions vest under the following schedule:

Percentage
Years of Service	Vested
Less then 3 years	0
3 years	100

Forfeitures — Annually, forfeitures may be used to reinstate previously forfeited accounts, if any, correct erroneously omitted employees, if any, or reduce Plan expenses. Any remaining amounts shall be used to reduce Employer contributions.

Employee Contributions — Contributions to participants’ accounts are made through voluntary reductions in their compensation. Such reductions are, in turn, paid to the Plan by the Employer. Participants may contribute from 1 percent to 15 percent of pretax compensation, less bonuses and overtime, to the Plan each calendar year. Participants may also contribute amounts representing distributions from other qualified defined benefit or contribution plans. Participants direct the investment of their contributions into various investment options offered by the Plan. Annual contributions for each participant are subject to limitations as defined in the Internal Revenue Code.

Employer Contributions — The Plan provides for an Employer-matching contribution. The Employer match for 2003 and 2002 was 50 percent of each participants deferral, limited to the first 4 percent of each participant’s annual compensation. Employer matching contributions are invested as directed by Plan participants.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

Note A—Description of Plan (Continued)

Participant Accounts — Each participant’s account is credited with the participant and Employer contributions and an allocation of any Plan earnings. Contributions to the Plan are allocated to participants’ individual accounts on the date of receipt by the trustee. Allocations are based on participant elections. The benefit to which a participant is entitled is the amount included in each individual’s vested participant account.

Payment of Benefits — Participants or their beneficiaries may receive payments of their account balances upon the earlier of reaching age 59 1/2, death, hardship, withdrawal, or termination of service, as defined in the Plan. Such payments are made in a lump sum. Mandatory payments must begin no later than April 1 following the year in which the participant reaches the age of 70 1/2. The Plan should be consulted for further details regarding the benefit provisions.

Loans — The Plan allows participants to borrow money from the Plan, limited to the lesser of $50,000 or one-half of the participants’ vested account balance. Loans must have terms no longer than five years, with the exception of loans used to acquire, construct, or reconstruct the participant’s home, and must bear a reasonable interest rate as determined by the Plan administrator.

Administrative Expenses — Administrative expenses of the Plan are paid by the Employer.

Note B — Summary of Significant Accounting Policies

Assets and Liabilities — Accounting policies relative to the basis of recording assets and liabilities conform with Department of Labor guidelines. Assets and liabilities are presented at fair value. The fair value of investments in mutual funds and common stock is based on quoted market prices. The value of participant loans is the face value of the loans outstanding, which approximates market value.

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

Note B — Summary of Significant Accounting Policies (Continued)

Changes in Net Assets — Income is recorded as earned. Expenses are recorded when incurred. Since assets of the Plan are recorded at fair value, unrealized appreciation or depreciation of Plan assets for the year is recorded in the statement of changes in net assets available for Plan benefits. Contributions are recorded on the accrual basis in the Plan year to which the contribution applies. Payments to beneficiaries are recorded when paid by the Plan.

Use of Estimates — The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of additions and deductions during the reporting period. Actual results could differ from those estimates.

Note C — Income Tax Status

The Plan was amended on March 3, 2003 and restated. The Internal Revenue Service issued a determination letter dated June 16, 2003 stating that the restated Plan qualifies under Section 401(a) of the Internal Revenue Code and that the related trust is, therefore, not subject to tax under present income tax laws. The plan administrator has a copy of this determination letter in his possession.

Note D — Investments

The Plan’s investments are held by Citizens First Savings Bank. The fair value of individual investments that exceed 5 percent of the Plan’s beginning net assets is as follows:

	2003	2002
Mutual Funds- All participant-directed
Federated Capital Preservation Fund	$407,607	$228,567
Federated Mid Cap Fund	373,940	261,610
Federated Max Cap Fund	274,536	154,023
Federated Total Return Bond Fund	233,828	149,806
Common stock — Citizens First Bancorp, Inc. Employer common stock	2,363,197	2,045,432

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2003 and 2002

Note E — Related Party Transactions

Participants have the option of investing in common stock of the Employer.

Note F — Plan Termination

Although the Employer intends to continue the Plan indefinitely, it has reserved the right to amend or terminate the Plan at any time. If the Plan were to be terminated, the amount in each participant’s account would become fully vested as of the date of the termination of the Plan. Plan funds would be distributed to each participant in accordance with distribution policies set forth in the Plan.

SUPPLEMENTARY
INFORMATION

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

SUPPLEMENTAL SCHEDULES

For the year ended December 31, 2003

EIN: 38-0421485, Plan 001
Form 5500
Schedule H, Line 4i —Schedule of Assets (Held At End of Year)

			Current
Identity of Issuer (a)(b)	Description of Investment (c)	Cost (d)*	Value (e)
Federated Investors, Inc.	Federated Capital Preservation Fund		$407,607
Federated Investors, Inc.	Federated Kaufmann Fund		73,326
Federated Investors, Inc.	Federated Index Mid-Cap Fund		373,940
Federated Investors, Inc.	Federated Index Max-Cap Fund		274,539
Federated Investors, Inc.	Federated Managed Growth Fund		14,317
Federated Investors, Inc.	Federated Managed Conservative Growth Fund		17,908
Federated Investors, Inc.	Federated Managed Moderate Growth Fund		60,056
Federated Investors, Inc.	Managed Income Fund		2
Federated Investors, Inc.	Federated Total Return Bond Fund		233,828
Goldman Sachs	Goldman Sachs Core U.S. Equity Fund		35,303
Janus	Janus Advisor Balanced Fund		92,892
Janus	Janus Advisor Worldwide Fund		59,669
AIM	AIM Aggressive Growth Fund		72,332
Citizens First Bancorp, Inc.	Common stock - Citizens First Bancorp, Inc.		2,363,197
Participants	Participant loans, with interest ranging from		71,298
	6.0 percent to 11.5 percent

	Total Investments		$4,150,214

     * Cost information not required for Schedule I

CITIZENS FIRST SAVINGS BANK
401(k) PLAN

SUPPLEMENTAL SCHEDULES

For the year ended December 31, 2003

EIN: 38-0421485, Plan 001
Form 5500
Schedule H, Line 4i —Schedule of Assets (Acquired and Disposed of Within Year)

		Cost of	Proceeds of
Identity of Issuer (a)	Description of Investment	acquisitions (c)*	dispositions (d)
Federated Investors, Inc.	Federated Kaufmann Fund		$3,124
Federated Investors, Inc.	Federated Total Return Bond Fund		18,953
Citizens First Bancorp, Inc.	Common stock - Citizens First Bancorp, Inc.		155,030

	Total Investments		$177,107

     * Cost information not required for Schedule II

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Citizens First Savings Bank 401(k) Plan
By Citizens First Savings Bank, Trustee

Date: June 26, 2004	By:	/s/ William G. Oldford, Jr.

William G. Oldford, Jr.
Vice President and Senior Trust Officer

EXHIBIT INDEX

Exhibit 23	Consent of Austin, Niester, Beauchamp & Finnegan, PC